Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

October 21, 2011

John Reynolds, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Catasys, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on October 11, 2011
File No. 333-173659

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), we are hereby responding to the comments given by letter (the “Comment Letter”) dated October 19, 2011 by the Securities and Exchange Commission (the “Commission”).  We are filing these responses in connection with Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1, filed October 11, 2011 (the “Registration Statement”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Amendment No. 4 to Registration Statement on Form S-1

1.
We have reviewed the letter submitted to us on October 13, 2011 and note your reference to “factual information about the Company that has been released in the Company’s ordinary course of business” in response to comment one of our letter dated October 3, 2011.  It is unclear whether you are attempting to rely on Rule 168 under the Securities Act of 1933.  Please advise.  If you are relying on Rule 168, please provide us with a detailed analysis supporting such reliance.

Response:

In the Company’s response to comment one of your letter dated October 3, 2011, it was not attempting to rely on Rule 168 of the Securities Act.  It is the Company’s understanding that, during the “waiting period” between when a registration statement is filed and when it goes effective, oral communications and real-time communications to a live audience, such as the Company’s presentation at the Rodman & Renshaw, LLC conference on September 13, 2011 (the “Company Presentation”), are permitted and do not violate “gun-jumping” restrictions.  The Company understands that written communications are generally not permissible and may require the filing of free writing prospectuses, and that in any event the Company would remain subject to other applicable laws and regulations.  The Company further notes that it has made an investor presentation similar to the Company Presentation each year at the Rodman & Renshaw, LLC annual conference for the last five years.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

2.	In this regard, please also advise us of the timing, manner and content of your disclosures made in the “ordinary course of business.” We are unable to locate such past disclosure.

Response:

The Company has consistently maintained an investor presentation on its website over the past several years, and the updated Company Presentation has specifically been publicly available on the Company’s website at www.catasyshealth.com since July 2011.

3.
We note your statements that the information in the presentation is “consistent” with the information in the registration statement.  Please advise us of the location of such information in the registration statement.  For example, we note (a) slides eight and 24 of the presentation titled “A Health Plan Solution to the High Cost of Substance Abuse” where you discuss your approximate break-even coverage and sales pipeline; (b) your statement on slide 12 that you have no direct competition;” and (c) your statement on slide 24 that you are “moving to profitability in 2012.”

Response:

The Company submits that the information in the Company Presentation is consistent with the Registration Statement as described below.

With respect to slides eight and 24 of the presentation where the Company discusses its approximate break-even coverage and sales pipeline, the break-even coverage could be approximated from the business model in the presentation of $8.50 of projected revenue from each covered life and cash expenditures from ongoing operations of approximately $450,000 per month (under “Cash Flow” on page 40 of the Registration Statement).  The sales pipeline is presented as an illustrative point as to where the Company expects growth to come from and the potential opportunity for its business, consistent with the statements in the Registration Statement that its strategy is to achieve profitability through expanding the number of contracts it has with health insurance payors.  The Company has stated in its past public filings with the Commission that it expects to sign additional agreements, and in fact signed another agreement in September as is indicated in the Registration Statement.

With respect to slide 12 titled “no direct competition,” the Company notes that this title only refers to “direct” competition, and that in the context of the other text and bullets on such slide is consistent with the disclosure in the Registration Statement, and the Company further refers the Commission to the following relevant disclosure in the Registration Statement:

(a)           Page 22 of the Registration Statement: “We believe OnTrak is the only program of its kind dedicated exclusively to substance dependence. The OnTrak substance dependence program was developed by addiction experts with years of clinical experience in the substance dependence field. This experience has helped to form key areas of expertise that sets Catasys apart from other solutions, including member engagement, working directly with the member treatment team and a more fully integrated treatment offering.”

(b)           Page 26 of the Registration Statement: “Our OnTrak product offering focuses primarily on substance dependence and is marketed to health plans, employers and unions. While we believe our products and services are unique, we operate in highly competitive markets. We compete with other healthcare management service organizations, including managed behavioral health organizations (MBHOs) that manage behavioral health benefits, perform utilization reviews, provide case management and pay their network of providers for behavioral health services delivered. Most of our competitors are significantly larger and have greater financial, marketing and other resources than us. In addition, customers that are managed care companies may seek to provide similar specialty healthcare services directly to their members, rather than by contracting with us for such services.  Behavioral health conditions, including substance dependence, are typically managed for insurance companies by internal divisions or third-parties (MBHOs) frequently under capitated arrangements.  Under such arrangements, MBHOs are paid a fixed monthly fee and must pay providers for provided services, which gives such entities an incentive to decrease cost and utilization of services by members.  We compete to differentiate our integrated program for high utilizing substance dependence members from the population of utilization management programs that MBHOs offer.  We believe that our ability to offer customers a comprehensive and integrated substance dependence solution, including the utilization of innovative medical and psychosocial treatments, and our unique technology platform will enable us to compete effectively.  However, there can be no assurance that we will not encounter more effective competition in the future, which would limit our ability to maintain or increase our business.”

With respect to slide 24 titled “moving to profitability in 2012,” the title must be read in the context of the slide.  The Company’s believes that there is a path to profitability through the pipeline, which is the issue that the slide is addressing.  The Company states throughout the Registration Statement, and in particular in the section titled “Our Business,” that its strategy is to enter into additional agreements for its services and addresses the agreements that it has entered into to date.

4.	We note the statement that the authors of the articles were not “compensated” or “affiliated” with the company. Please confirm, if true, that you did not provide the relevant information to them.

Response:

The Company confirms that the relevant information was not provided to the authors of the articles.  The September 29, 2011 article appears to have been derived from the September 22, 2011 article, which also covered a number of other companies that presented at the Rodman & Renshaw, LLC in September 2011, and included a number of negative comments about the Company such as “Catasys has found it incredibly difficult to get off the starting block with previous versions of their medical treatment approach” and “the stock was a dog for long-time shareholders,” and where the overall sense of the article was that the Company has failed to deliver before and investors would need to wait and see if it delivers this time.

The Company acknowledges the Staff’s references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461.  The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration.

In conclusion, on behalf of the Company, we wish to remind the Staff of the exigent financial circumstances of the Company which have been previously disclosed.  We appreciate the time and effort of the staff thus far and respectfully request your continued prompt attention to this filing.  We stand ready to discuss any concerns the Staff may have. Please call the undersigned at (212) 692-6768 or Priya Agrawal at (212) 692-6708 with any comments or questions and please send a copy of any written comments to the undersigned at the following address:

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 692-6768
Fax: (212) 983-3115

Very truly yours,
     /s/     Kenneth R. Koch